UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports December 2009 Traffic

Monterrey, Mexico, January 11, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 9.9% in December 2009, as compared to December 2008. Domestic traffic decreased 10.5%, and international traffic decreased 7.4%.

Of total traffic, 97.0% was commercial aviation, and 3.0% was general aviation.

Total Passengers*
	Dec-08	Dec-09	Change %	Jan-Dec 2008	Jan-Dec 2009	Change %
Domestic	881,543	789,243	(10.5)	11,732,824	9,712,183	(17.2)
International	183,711	170,044	(7.4)	2,327,839	1,806,105	(22.4)
OMA Total	1,065,254	959,287	(9.9)	14,060,663	11,518,288	(18.1)
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic grew at four airports: Culiacán, +11.4%; Durango, +11.2%; Reynosa, +5.5%, and San Luis Potosí, +4.0%. Culiacán traffic benefited from the performance of VivaAerobus, Interjet and Grupo Aeroméxico. General aviation and Grupo Aeroméxico drove growth in Durango. In Reynosa, growth resulted from the VivaAerobus route to Veracruz, while in San Luis Potosí, Aeromar was the growth driver.

These growth factors were offset principally by the suspension of Aviacsa (suspended since July 6, 2009) and the reduction in traffic by Interjet, Grupo Mexicana, and Magnicharter. The Monterrey, Acapulco, Tampico, and Ciudad Juárez airports had the largest traffic reductions.

International traffic recorded growth principally at the Mazatlán, Zacatecas, Durango, and Chihuahua airports. The Mazatlán airport benefited from an increase in passengers carried by US Airways and charter carriers. Zacatecas reflected increases in passenger traffic on the Los Angeles and Chicago routes. Durango and Chihuahua benefited from the performance of Grupo Aeroméxico.

The airports that had the largest reductions in international passenger traffic were Monterrey and Acapulco. International passenger traffic was continued to be affected by the suspension of Aviacsa, as well as by a reduction in passenger traffic to and from Houston.

The total number of flight operations (takeoffs and landings) in the month increased 1.5% as compared to the prior year period.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Total Passengers*

	Dec-08	Dec-09	Change %	Jan-Dec 2008	Jan-Dec 2009	Change %
Acapulco	87,896	68,546	(22.0)	1,087,974	839,048	(22.9)
Ciudad Juárez	59,346	50,701	(14.6)	903,129	631,111	(30.1)
Culiacán	84,593	93,884	11.0	1,099,038	1,062,893	(3.3)
Chihuahua	60,703	58,812	(3.1)	833,793	745,165	(10.6)
Durango	15,647	17,818	13.9	233,471	213,394	(8.6)
Mazatlán	74,969	76,697	2.3	833,714	743,556	(10.8)
Monterrey	484,672	417,091	(13.9)	6,586,190	5,199,895	(21.0)
Reynosa	18,861	19,950	5.8	247,339	215,392	(12.9)
San Luis Potosí	15,902	16,147	1.5	261,049	206,500	(20.9)
Tampico	47,181	37,050	(21.5)	582,328	470,304	(19.2)
Torreón	36,692	31,749	(13.5)	481,265	394,377	(18.1)
Zacatecas	22,716	22,897	0.8	267,344	251,602	(5.9)
Zihuatanejo	56,076	47,945	(14.5)	644,029	545,051	(15.4)
OMA Total	1,065,254	959,287	(9.9)	14,060,663	11,518,288	(18.1)

Domestic Passengers*

	Dec-08	Dec-09	Change %	Jan-Dec 2008	Jan-Dec 2009	Change %
Acapulco	66,159	51,838	(21.6)	818,671	636,418	(22.3)
Ciudad Juárez	59,143	50,594	(14.5)	901,584	630,141	(30.1)
Culiacán	83,257	92,711	11.4	1,067,638	1,047,558	(1.9)
Chihuahua	54,930	52,756	(4.0)	747,972	676,744	(9.5)
Durango	14,288	15,892	11.2	210,904	196,388	(6.9)
Mazatlán	38,757	38,380	(1.0)	436,985	394,869	(9.6)
Monterrey	415,250	357,024	(14.0)	5,631,394	4,516,441	(19.8)
Reynosa	18,749	19,818	5.7	246,152	213,770	(13.2)
San Luis Potosí	9,879	10,276	4.0	178,604	144,847	(18.9)
Tampico	42,662	33,230	(22.1)	530,907	430,658	(18.9)
Torreón	30,621	26,776	(12.6)	404,066	341,265	(15.5)
Zacatecas	14,822	13,915	(6.1)	187,675	165,834	(11.6)
Zihuatanejo	33,026	26,033	(21.2)	370,272	317,250	(14.3)
OMA Total	881,543	789,243	(10.5)	11,732,824	9,712,183	(17.2)

International Passengers*

	Dec-08	Dec-09	Change %	Jan-Dec 2008	Jan-Dec 2009	Change %
Acapulco	21,737	16,708	(23.1)	269,303	202,630	(24.8)
Ciudad Juárez	203	107	(47.3)	1,545	970	(37.2)
Culiacán	1,336	1,173	(12.2)	31,400	15,335	(51.2)
Chihuahua	5,773	6,056	4.9	85,821	68,421	(20.3)
Durango	1,359	1,926	41.7	22,567	17,006	(24.6)
Mazatlán	36,212	38,317	5.8	396,729	348,687	(12.1)
Monterrey	69,422	60,067	(13.5)	954,796	683,454	(28.4)
Reynosa	112	132	17.9	1,187	1,622	36.6
San Luis Potosí	6,023	5,871	(2.5)	82,445	61,653	(25.2)
Tampico	4,519	3,820	(15.5)	51,421	39,646	(22.9)
Torreón	6,071	4,973	(18.1)	77,199	53,112	(31.2)
Zacatecas	7,894	8,982	13.8	79,669	85,768	7.7
Zihuatanejo	23,050	21,912	(4.9)	273,757	227,801	(16.8)
OMA Total	183,711	170,044	(7.4)	2,327,839	1,806,105	(22.4)
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. In addition, manages a hotel and commercial areas inside Terminal 2 of Mexico City International Airport. OMA employs over 960 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: January 11, 2010